Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2022 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.8539 per $1.00, which was the official exchange rate of such currencies as of June 30, 2023 rounded to four decimal places.

Special Note Regarding Forward-Looking Statements

This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the development of and projections relating to our competitors or our industry;
●	our or our collaborators’ ability to commercialize our product candidates, if approved;

●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion’
●	regulatory developments in the United States, Europe, Australia and other foreign countries;
●	adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to have our product candidates manufactured by third parties/collaborators or partners with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;
●	adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine; and
●	other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2022 — “Item 3. Key Information—D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant Risks and Uncertainties

As a biotech company, we face a number of risks and uncertainties. These are common for the biopharmaceutical industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties the Company faces, we refer to our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023. At the date of this interim report, there have been no significant changes to our overall risk profile since the publication of the Form 20-F.

Overview

We are a clinical-stage biotech company that aspires to lead the exploration of artificial intelligence, or AI, to develop immunotherapies with improved efficacy when compared to currently marketed products for patients with unmet medical needs. We were founded in 2008 as an AI company and over the years have developed into an AI-biotechnology company with a robust clinical pipeline of personalized cancer immunotherapies and a broad pre-clinical pipeline of vaccines for various infectious diseases. Our pipeline programs are derived from our proprietary AI platforms, PIONEER™, EDEN™, RAVEN™ and ObsERV™, and we are utilizing these unique AI platforms to build a strong drug development pipeline. Drug development is a long, and costly process with high attrition rates. We believe our unique AI-platforms, trained to translate vast amounts of data to identify novel disease targets for the development of unique immunotherapies, have the potential to significantly reduce drug development timelines, costs and attrition.

We aim to capture the value from the predictive power of our proprietary AI platforms and their ability to identify novel targets for drug development by building a solid pipeline of AI-powered immunotherapies within the areas of immuno-oncology and infectious diseases, both attractive markets with high unmet medical needs. The associated business model is to partner our immunotherapies after pre-clinical or clinical PoC, with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates.

We are currently in the clinic with our first two product candidates, EVX-01 and EVX-02, for the treatment of various cancers. Our third cancer immunotherapy, EVX-03, for the treatment of various cancers including non-small-cell-lung-cancer, or NSCLC, is in pre-clinical development and we plan for a Phase 1 clinical trial application in the last quarter of 2023 dependent on future funding in the range of $5.0 to $10.0 million being obtained. In addition, we are currently developing two pre-clinical bacterial vaccine product candidates, EVX-B1 and EVX-B2, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, respectively, and one viral vaccine product candidate, EVX-V1, targeting cytomegalovirus, or CMV.

Recent Developments

In April 2022, Statens Serum Institut (“SSI”) initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which we have a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”). While it is too early to fully assess how the court will resolve this matter, it is our position that we and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action.

As of June 30, 2023, we and SSI have reached an agreement to pause previously on-going court proceedings and begin out of court negotiations to resolve the dispute. It is the opinion of our Executive Management team that the ongoing legal proceedings will not have a material impact on our future financial results. As of the date of this filing, we cannot reasonably estimate any range of potential future charges, and therefore, we have not recorded any accrual for a contingent liability associated with these legal proceedings. Refer to Note 9 in the unaudited condensed consolidated interim financial statements for further detail.

In March 2023, we announced the development of ObsERV™, our newest proprietary AI platform technology. ObsERV™, our new proprietary AI platform technology, identifies patient-specific virus targets, so-called ERVs (endogenous retroviruses), expressed in cancer. Evaxion has demonstrated that overexpression of such ERVs is strongly associated with the overall survival of cancer patients, notably of patients that are normally considered unresponsive to immunotherapy. In addition, in preclinical studies we have demonstrated complete tumor eradication in animal models when targeting ERVs.

In April 2023, we presented clinical data from our Phase 1/2a first-in-human study of EVX-02, our DNA-based personalized cancer immunotherapy, in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study, in patients with resected melanoma, showed that:

●	All 10 patients who received the full dosing schedule of eight immunizations with EVX-02 were relapse-free at their last assessment.
●	Of these 10 patients, nine completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related AEs, and was relapse-free at the last visit at nine months.
●	The combination of EVX-02 and nivolumab was appeared to be well tolerated and only mild EVX-02-associated AEs were observed.
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers.
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells.

On July 28, 2023, we and Bo Karmark agreed that Mr. Karmark would step down from his position as Chief Financial Officer so he could pursue other business opportunities. In his place, we have appointed Jesper Nyegaard Nissen as interim Chief Financial Officer, to be effective immediately. Mr. Nissen is currently our Chief Operating Officer. Mr. Nissen also has more than 25 years of experience in the pharmaceutical industry across finance, investments as well as research and development.

On July 31, 2023 we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by American Depository Shares, or ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes, on any business day over the 36 month term of the agreement. We have the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. The notes carry a zero coupon and will be issued at a subscription price corresponding to their par value. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. The commitment fee is payable in amounts of $0.3 million at the time of the drawdown of the first tranche, and $160,000 at the time of drawdown for each of the next five tranches. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of issuance of this report.

Our AI Platforms

Our AI technologies include the immuno-oncology platform PIONEER, the bacterial disease platform EDEN, the viral disease platform RAVEN and our newest proprietary AI platform technology ObsERV™. These AI technologies are based on the current understanding of the human immune system and are able to transform large amounts of biological data into algorithms that may accurately predict cellular interactions within the immune system and potentially more accurately identify targets that will stimulate a relevant immune response. We believe that the predictive power of our AI platforms will reduce both the development time and risk of failure during the various stages of drug development. We have demonstrated that our AI platforms are able to identify novel targets in just days, rather than years as is common for standard drug discovery methods. We believe that this predictive accuracy can significantly decrease the risk of failure by reducing the risk of low efficacy or unacceptable toxicity.

Results of Operations

Impact from COVID-19 Pandemic

The COVID-19 pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply. While COVID-19 had an impact on how we work and conduct our activities, we have managed to avoid significant disruptions to our clinical and manufacturing operations. We monitor the risks from the pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable.

For additional description of COVID-19 related risks, please refer to “Item 3.D. Risk Factors”, set forth in our 2022 Annual Report on Form 20-F.

Russia’s Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe, and around the globe. Potential ramifications affecting the Company from the conflict include delays in research activities or in the conduct of clinical trials could increase associated costs and, depending upon the duration of any delays, require the Company to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact the Company’s ability to raise capital on favorable terms or at all. As of June 30, 2023, the Company has not directly experienced a materially negative impact from Russia’s invasion of Ukraine on the consolidated financial statements.

Silicon Valley Bank Failure

Recent bank failures could impair our ability to access our existing cash, cash equivalents, and marketable securities and to timely pay key vendors and others. For example. on March 10, 2023, the Federal Deposit Insurance Corporation (the “FDIC”) announced that Silicon Valley Bank (“SVB”) had been closed by the California Department of Financial Protection and Innovation, and the FDIC was appointed as receiver, which resulted in all funds held at SVB being temporarily inaccessible by SVB’s customers. We did not have any funds in SVB or other financial institutions that have been closed.

While we maintain our cash and cash equivalents in multiple financial institutions worldwide, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

Comparison of the three months ended June 30, 2023 and 2022

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Three Months Ended June 30,
	2023	2022	Change

	(USD in thousands)
Operating expenses:
Research and development	$2,936	$4,112	$(1,176)
General and administrative	2,741	2,147	594
Total operating expenses	5,677	6,259	(582)
Operating loss	(5,677)	(6,259)	582
Finance income	47	1,539	(1,492)
Finance expenses	(278)	(225)	(53)
Net loss before tax	(5,908)	(4,945)	(963)
Income tax benefit	225	177	48
Net loss for the period	$(5,683)	$(4,768)	$(915)

Research and Development

Research and development expenses were $2.9 million for the three months ended June 30, 2023 as compared to $4.1 million for the three months ended June 30, 2022. The decrease in research and development expenses was primarily due to a decrease of $0.7 million in external costs related to finalized clinical trials and a decrease in employee-related costs of $0.5 million due to reduced headcount.

General and Administrative

General and administrative expenses were $2.7 million for the three months ended June 30, 2023 as compared to $2.1 million for the three months ended June 30, 2022. The increase in general and administrative expenses was primarily due to an increase of $0.3 million in external costs related to overhead and professional fees and an increase in employee-related costs of $0.2 million. These increases are due to the timing of funding projects and business initiatives compared to 2022 and the expansion of the organization throughout 2022 to meet the requirements as a listed company.

Finance Income

Finance income consisting primarily of interest from bank deposits was nominal for the three months ended June 30, 2023.

Finance income was related to foreign exchange gains of $1.1 million, primarily due to the strengthening of USD compared to DKK, and a gain from the change in warrant liability of $0.4 million for the three months ended June 30, 2022.

Finance Expenses

Finance expenses primarily related to interest expense and related loan costs of $0.2 million on the EIB Loan Agreement, and a loss from changes in fair value of liability classified warrants of $0.1 million for the three months ended June 30, 2023.

Finance expenses primarily related to interest expense on the EIB Loan Agreement and our loan from our lessor were $0.2 million for the three months ended June 30, 2022.

Income Taxes

The benefits from income tax were $0.2 million for the three months ended June 30, 2023, and $0.2 million for the three months ended June 30, 2022. Our effective tax rates for the three months ended June 30, 2023 and 2022 were different from the Danish Corporate tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Comparison of the six months ended June 30, 2023 and 2022

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Six Months Ended June 30,
	2023	2022	Change

	(USD in thousands)
Operating expenses:
Research and development	$6,788	$8,916	$(2,128)
General and administrative	5,283	3,742	1,541
Total operating expenses	12,071	12,658	(587)
Operating loss	(12,071)	(12,658)	587
Finance income	332	2,058	(1,726)
Finance expenses	(604)	(383)	(221)
Net loss before tax	(12,343)	(10,983)	(1,360)
Income tax benefit	419	424	(5)
Net loss for the period	$(11,924)	$(10,559)	$(1,365)

Research and Development

Research and development expenses were $6.8 million for the six months ended June 30, 2023 as compared to $8.9 million for the six months ended June 30, 2022. The decrease in research and development expenses was primarily due to a decrease of $2.0 million in external costs related to finalized clinical trials, and a decrease in employee-related costs of $0.1 million due to reduced headcount.

General and Administrative

General and administrative expenses were $5.3 million for the six months ended June 30, 2023 as compared to $3.7 million for the six months ended June 30, 2022. The increase in general and administrative expenses was primarily due to a $1.3 million increase in external costs related to overhead and professional fees, and an increase in employee-related costs of $0.2 million. These increases are due to the timing of funding projects and business initiatives compared to 2022 and the expansion of the organization throughout 2022 to meet the requirements as a listed company.

Finance Income

Finance income consists primarily of foreign currency gains recognized and interest income from bank deposits of $0.1 million, and a gain from changes in fair value of liability-classified warrants of $0.2 million for the six months ended June 30, 2023.

Finance income was related to foreign exchange gains of $1.7 million, primarily due to the strengthening of USD compared to DKK, and a gain from the change in warrant liability of $0.4 million for the six months ended June 30, 2022.

Finance Expenses

Finance expenses primarily related to interest expense and related loan costs of $0.4 million on the EIB Loan Agreement, interest expense of $0.1 million for leasing liabilities, and foreign exchange losses of $0.1 million for the six months ended June 30, 2023.

Finance expenses primarily related to interest expense on the EIB Loan Agreement and our loan from our lessor and were $0.4 million for the six months ended June 30, 2022.

Income Taxes

The benefits from income tax were $0.4 million for the six months ended June 30, 2023, and $0.4 million for the six months ended June 30, 2022. Our effective tax rates for the six months ended June 30, 2023 and 2022 were different from the Danish Corporate tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Liquidity and Capital Resources

Overview

As a clinical development stage AI-immunology company we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2023, we had an accumulated deficit of $84.3 million and expect to continue to incur significant losses for the foreseeable future.

As of June 30, 2023, and December 31, 2022, our available liquidity, comprised of cash and cash equivalents, was $7.1 million and $13.2 million, respectively and our total equity was $2.5 million and $8.3 million, respectively. We have not generated any revenues during the six months ended June 30, 2023 and prior periods. We will not start generating significant revenue before we have obtained an out-licensing partnership.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the

EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of December 31, 2021, we initiated the drawdown of the first tranche of the EIB Loan Agreement amounting to €7.0 million. We received the first tranche of €7.0 million on February 17, 2022. Under the current business plans we cannot draw the remaining two tranches of the loan.

In September 2020, we received $6.6 million of additional funding from the issuance of 745,380 of our ordinary shares as part 1 of our “bridging round” with outside investors. On October 15, 2020, we successfully completed part 2 of our “bridging round” of capital with outside investors in the amount of $2.4 million from the issuance of 269,136 of our ordinary shares and received the proceeds in November 2020

In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and August 13, 2021 for the lease of laboratory space. Each lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of June 30, 2023, the monthly payment is approximately $27,380, which consists of $11,390 for the office space and approximately $15,990 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

The rebuilding of the laboratory facility in 2021 was financed by a loan of $1.4 million from DTU Science Park A/S (“DTU”) at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by us before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately.

On February 5, 2021, we completed our initial public offering (“IPO”) through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

On November 9, 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the follow-on public offering, our registered, issued, and outstanding share capital was nominal DKK 23,141,524

On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by American Depositary Shares, or the ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. If the adjusted market price of the ADS decreases to below $0.50 we cannot sell ordinary shares to Lincoln Park under the purchase agreement. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares.

On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs with each ADS representing one ordinary share, comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. We cannot sell ordinary shares under this agreement if the beneficial ownership by Lincoln Park and its affiliates exceeds 9.99% of our issued and outstanding ADS.

On October 3, 2022 we entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which we could sell up to an aggregate of $14.4 million of our ordinary shares represented by ADSs. We agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all our ordinary shares represented by ADSs sold through them as sales agent under the Sales Agreement. The offering of our ordinary shares represented ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all the ordinary shares represented by ADSs subject to the Sales Agreement, or (2) termination of the Sales Agreement by us or JonesTrading. We or JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell our ordinary shares represented by ADSs or a suspension or limitation of trading our ordinary shares represented by ADSs on The NASDAQ Capital Market.

During the period between October 13, 2022 and December 29, 2022 we sold 118,852 ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs, at a volume weighted average price (VWAP) of $2.74 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds from the sales of the ordinary shares represented by ADSs were approximately $0.3 million. In connection with such sales, we registered aggregate share capital increases of nominal DKK 118,852 with the Danish Business Authority.

During the period between January 1, 2023 and June 30, 2023 we sold 3,160,208 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $1.84 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $6.0 million. In connection with the sale, we registered aggregate share capital increase of nominal DKK 3,160,208. The value of the remaining number of shares under this agreement amounts to approximately $3.5 million.

After the sale of the ordinary shares represented by ADSs and warrant exercises, our outstanding share capital as of June 30, 2023 was nominal DKK 27,640,300.

On July 31, 2023 we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have under certain circumstances the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of issuance of this report.

Financing Requirements

We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain out-licensing partnerships for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

We monitor our funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/ or adjust the cost base accordingly. In March 2023, we adjusted our organization and reprioritized development programs to focus the operations and to save costs. With our current strategic plans, we anticipate that with the current cash position and the forecast cash requirements per the 2023 updated forecast, we will require additional financing to fund our operations and to continue development of its product candidates by December 2023.

We plan to finance our cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed. Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, we have concluded that there is significant doubt about our ability to continue as a going concern through one year from the balance sheet date.

The accompanying unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated interim financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business. The matters that raise significant doubt about our ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards. We will seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;
●	our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;
●	the impact of climate change on our business operations;
●	the effects of the continuing hostilities between Ukraine and Russia, along with the retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;
●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to hire additional management, scientific, technical and business personnel; and

●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.

Cash Flows

The following table summarizes our cash flows for the periods indicated (unaudited):

	Six Months Ended June 30,
	2023	2022

	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(11,294)	$(13,376)
Net cash used in investing activities	(29)	(236)
Net cash provided by financing activities	5,337	7,438
Net decrease in cash and cash equivalents	$(5,986)	$(6,174)

Operating Activities

Net cash used in operating activities was $11.3 million for the six months ended June 30, 2023. The largest components of our cash used in operating activities during this period was a net loss for the period of $11.9 million, offset by non-cash adjustments of $0.7 million, and $0.1 million of interest received. The non-cash charges primarily consisted of non-cash interest expense of $0.4 million, share-based compensation expense of $0.3 million, depreciation and amortization of $0.3 million, and various other immaterial changes of $0.3 million. These non-cash charges were offset by a change in income tax benefit of $0.4 million, and a gain from changes in fair value of liability-classified warrants of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of decrease of $0.4 million in trade payables, due to the timing and payment of invoices received, a decrease of $0.4 million in receivables and prepayments due to the timing of prepayments in our research and development activities and VAT receivables, and a decrease in the value of the warrant liability of $0.2 million, offset by an increase of $0.8 million in other payables due to the timing and payment of invoices received.

Net cash used in operating activities was $13.4 million for the six months ended June 30, 2022. The largest components of our cash used in operating activities during this period was a net loss for the period of $10.6 million, non-cash adjustments of $0.9 million, and a net cash change in our working capital during the period of $1.8 million. The non-cash adjustments primarily consisted of a change in income tax benefit of $0.4 million, a change in tax credit schemes accounted for as grants of $0.1 million, and foreign exchange rate adjustments and various other immaterial changes of $1.1 million. The non-cash adjustments were offset by share-based compensation expense of $0.7 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of decreases of $0.2 million in trade payables and $0.1 million in other payables, due to the timing and payment of invoices received, and a decrease of $1.1 million in receivables and prepayments due to the timing of prepayments in our research and development activities and VAT receivables, and a decrease in the value of the warrant liability of $0.4 million due to a decrease in the Company’s stock price from issuance.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was nominal and primarily driven by the purchase of property and equipment.

Net cash used in investing activities for the six months ended June 30, 2022 was primarily driven by the purchase of property and equipment in the amounts of $0.3 million.

Financing Activities

Net cash provided by financing activities was $5.3 million for the six months ended June 30, 2023, which was primarily due to proceeds from the issuance of shares of $6.0 million. This is partially offset by repayments of borrowings of $0.3 million, transaction costs related to the issuance of shares of $0.2 million, and repayments of lease liabilities of $0.2 million.

Net cash provided by financing activities was $7.4 million for the six months ended June 30, 2022, which was primarily due to our draw down on the EIB Loan totaling $7.8 million. This is partially offset by transaction costs related to issuance of shares of $0.2 million, repayments of lease liabilities of $0.1 million and repayments of borrowings of $0.1 million.

Off-balance Sheet Arrangements

As of June 30, 2023, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly the USD, the Australian Dollar and the British Pound. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions. For the six months ended June 30, 2023 we experienced a net foreign exchange loss of $0.1 million whereas the same period in 2022 showed a gain of $1.7 million. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2022.